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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.    2   )

                          SEAL HOLDINGS, INC.
                           (Name of Issuer)
            CLASS A COMMON STOCK, par value $.01 per share
                    (Title of Class of Securities)
                               812070100
                            (CUSIP Number)
Corporate Secretary, 125 Worth Avenue, Suite 314, Palm Beach, FL  33480
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)
                            January 7, 1999
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             SCHEDULE 13D

CUSIP NO.    812070100                        PAGE     2     of       9
                                              Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Walter P. Carucci - Soc. Sec. ####-##-####
    Carucci Family Partners - IRS ID# 11-3146675
    Carr Securities Corp. - IRS ID# 11-2003950
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (b)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Walter P. Carucci -   PF,  Carucci Family Partners - WC,  Carr
    Securities Corp. - WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Walter P. Carucci - US Citizen, Carucci Family Partners - New York, Carr Securities Corp. - New York
     NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Walter Carucci -  47,058
   OWNED BY EACH         Carucci Family Partners -  45347
     REPORTING           Carr Securities Corp. - 3,484
      PERSON        8    SHARED VOTING POWER
       WITH                0
                    9    SOLE DISPOSITIVE POWER
                         Walter P. Carucci - 47,058
                         Carucci Family Partners - 45,347
                         Carr Securities Corp. - 3,484
                    10   SHARED DISPOSITIVE POWER
                            0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Walter P. Carucci - 95,889
      Carucci Family Partners - 45,347
     Carr Securities Corp. - 3,484
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Walter P. Carucci - 8.03%
     Carucci Family Partners - 3.80%
     Carr Securities Corp. - .29%
14   TYPE OF REPORTING PERSON*
        Walter P. Carucci - IN, Carucci Family Partners - PN, Carr Securities Corp. -

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING  EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE  ATTESTATION.

Item 1.  Security and Issuer

      This  statement relates  to the Class A Common Stock,  par  value

$.10  per  share of  Seal Holdings, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 125 Worth Avenue,  Suite

314, Palm Beach, Florida  33480.

Item 2.  Identity and Background

      This  statement  is being filed on behalf of Walter  P.  Carucci,

Carucci  Family  Partners,  a  New York general  partnership  and  Carr

Securities  Corp.,  a  New York corporation.  The general  partners  of

Carucci  Family Partners are Walter Carucci, Clara Carucci and Mitchell

Carucci.  Carr Securities Corp. is owned 51% by Clara Carucci  and  49%

by Walter Carucci.

      Walter  Carucci's business address is Carr Securities Corp.,  One

Penn  Plaza,  New  York,  NY  10119-0002.  Walter  Carucci's  principal occupation is President of Carr Securities Corp.  During the last  five years,  Walter Carucci has not been convicted in a criminal  proceeding

(excluding  traffic  violations or similar misdemeanors).   During  the

last  five  years, Walter Carucci was not a party to a civil proceeding of  a  judicial  or  administrative body of  competent  jurisdiction  .

Walter Carucci is a citizen of the United States.

      Carucci Family Partners is a New York general partnership located at c/o Carr Securities Corp., One Penn Plaza, New York, NY  10119-0002.

The  principal  business  of Carucci Family  Partners  is  investments.

During  the last five years, Carucci Family Partners was not  convicted in  a  criminal  proceeding (excluding traffic  violations  or  similar

misdemeanors).    During the last five years, Carucci  Family  Partners

was  not  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      Clara  Carucci's residence address is 33 Lighthouse  Road,  Great

Neck,  NY  11024.  Clara Carucci has no  principal occupation.   During

the last five years, Clara Carucci has not been convicted in a criminal proceeding  (excluding  traffic violations  or  similar  misdemeanors).

During  the last five years, Clara Carucci was not a party to  a  civil

proceeding   of  a  judicial  or  administrative  body   of   competent

jurisdiction .  Clara Carucci is a citizen of the United States.

     Mitchell Carucci's residence address is 33 Lighthouse Road,  Great

Neck,   NY    11024.   Mitchell  Carucci's   principal  occupation   is

photographer.   During the last five years, Mitchell  Carucci  has  not

been  convicted in a criminal proceeding (excluding traffic  violations

or  similar  misdemeanors).    During the  last  five  years,  Mitchell

Carucci  was  not  a  party  to a civil proceeding  of  a  judicial  or administrative body of competent jurisdiction .  Mitchell Carucci is  a citizen of the United States.

     Carr  Securities Corp. is a New York corporation  located  at  One

Penn  Plaza, New York, NY  10119-0002.  The principal business of  Carr

Securities  Corp.  is  trading.   During  the  last  five  years   Carr

Securities  Corp. was not convicted in a criminal proceeding (excluding

traffic  violations or similar misdemeanors).   During  the  last  five

years, Carr Securities Corp. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

      The  common stock referred to herein was obtained in open  market purchases.  Funds used by Walter Carucci came from his personal  funds,

funds  used  by Carucci Family Partners were from working  capital  and funds used by Carr Securities Corp. were from working capital.

Item 4.  Purpose of Transaction

      The shares of common stock referred to herein have been  acquired

for  investment  purposes.   Neither  Walter  Carucci,  Carucci  Family

Partners nor Carr Securites Corp. has any present intention to take any action with respect to the matters listed in (b) through (j) of Item 4.

Walter  Carucci  and/or Carucci Family Partners and/or Carr  Securities

Corp.  may  dispose of or acquire additional shares of Class  A  Common

Stock  of  the  Issuer  in  privately negotiated  transactions,  market transactions  or  otherwise. .  Walter Carucci  and/or  Carucci  Family

Partners  and/or Carr Securities Corp. intend to exercise their  rights as  shareholders  to vote for or against any matter in accordance  with their best interests.

 Item 5.  Interest in Securities of the Issuer

          (a)  Walter Carucci may be deemed to be the beneficial owner of an aggregate of 95,889 shares of Class A Common Stock.  Carucci Family

            Partners beneficially owns 45,347 shares of Class A Common Stock.

            Carr Securities Corp. beneficially owns 3,484 shares of Class A

            Common Stock.  According to the Issuer's Form 10-Q dated November

            12, 1998, as of September 30, 1998, the Issuer had a total of

            1,193,601 shares of Class A Common Stock outstanding.

            Accordingly, (i) Walter Carucci may be deemed to be the

            beneficial owner of 8.03% of the total shares of Class A Common

            Stock outstanding, (ii) Carucci Family Partners beneficially owns

            3.80% of the total shares of Class A Common Stock outstanding and

           (iii) Carr Securities Corp.  beneficially owns .29% of the total shares of Class A Common Stock outstanding.



          (b)    Walter          Carucci  Family       Carr  Securities
     Clara          Mitchell
                     Carucci            Partners                  Corp.

Carucci        Carucci

Sole Power
to vote/
direct   vote          47,058               45,347                3,484
5,000     5,000

Shared Power
to vote/
direct  vote            0               0               0             0
0

Sole Power
to dispose/
direct
disposition           47,058                45,347                3,484
5,000          5,000

Shared Power
to dispose/
direct
disposition            0               0                0             0
0


          (c) During the past sixty days the following transactions in the shares of Class A Common Stock of the Issuer were effected:

          December 28, 1998: Walter Carucci bought 1,000 shares at $2.2188 on the open market.

          December 28, 1998: Carr Securities sold 1,000 shares at $3.375 on the open market.

          December 31, 1998: Carucci Family Partners sold 3,000 shares at $3.3125 on the open market.

          January 4, 1999: Carr Securities sold 500 shares at $5.18 on the open market.

          January 7, 1999: Carucci Family Partners sold 4,000 shares at $5.15 on the open market.

          January 7, 1999: Walter Carucci sold 4,000 shares at $5.15 on the open market.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Clara Carucci and Mitchell Carucci have transferred to Walter Carucci the power to vote and dispose of any stock of the Issuer held by them.



Item 7.  Material to be Filed as Exhibits

     Exhibit 1.   Power of Attorney of Clara Carucci.

     Exhibit 2.  Power of Attorney of Mitchell Carucci.

                               SIGNATURE

      After  reasonable inquiry and to the best of my knowledge and  be lief,  I  certify that the information set forth in this  statement  is true, complete and correct.



                                   /s/ Walter P. Carucci
                                   Walter P. Carucci

                                   CARUCCI FAMILY PARTNERS

                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   General Partner

                                   CARR SECURITIES CORP.
                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   President




Dated: January 15, 1999



EXHIBIT 2

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Clara Carucci
                                                                  Clara
Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995




EXHIBIT 3

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Mitchell Carucci

Mitchell Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995